FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “ Company”)
120 Adelaide Street West
Suite 800
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

September 27, 2014

ITEM 3 ——	News Release

A news release was disseminated on September 29, 2014 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

Petroleum License No. 378 (the “Gabriella License”) has expired due to the milestones in the work program not being achieved.

ITEM 5 ——	Full Description of Material Change

The Company has been informed by its joint venture partner that the Petroleum Commissioner in the Ministry of National Infrastructure, Energy and Water of the State of Israel provided notice that the Gabriella License has expired due to the milestones in the work program not being achieved. Notice was also provided that the Yam Hadera License has expired for the same reasons. The Company held a 15% interest in the Gabriella License and had an option to acquire up to a 15% interest in the Yam Hadera License.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:

Alan Friedman, Executive Vice-President Corporate Development

(416) 250- 1955

ITEM 9 ——	Date of Report

October 1, 2014